October 11, 2007

VIA EDGAR AND FAX (202) 772-9209

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

InLand Land Appreciation Fund, L.P.

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 22, 2007

File No. 000-18431

Dear Mr. Woody:

On behalf of InLand Land Appreciation Fund, L.P. (the “Company” or “We”), set forth below is the Company’s response to your comments contained in your letter dated October 1, 2007 relating to the above referenced Form 10-K.  We have included your comments in bold, and have also presented page references where appropriate.

SEC Comment:

Form 10-K for the year ended December 31, 2006

Financial Statements

Statement of Operations, page 18

1.

We note your response to our prior comment three.  Please confirm for us that you will list interest income and other income as non-operating income below your operating expenses.  Also, please tell us how your current presentation of income tax expense complies with Rule 5-03 of Regulation S-X.  In your response, please provide us with an example of your proposed revisions to be included in future filings.

Company Response:

We confirm that we will list interest income, other expenses and other income below our operating expenses.  In addition, our current presentation of income tax expense complies with Rule 5-03 of Regulation S-X in that the tax we are liable for is the 1.5% Illinois Personal Property Tax Replacement Income Tax (replacement tax) which is less than the 5% disclosure threshold of Rule 210.4-08(h) of Regulation S-X.  This is a replacement tax and is typically included within general and administrative expenses paid to non-affiliates.  Although immaterial, the replacement tax is listed separately under general and administrative expenses when fluctuations between reporting periods in general and administrative expenses are due largely to fluctuations in the replacement tax.  To eliminate any confusion between replacement tax and Federal income taxes, we will change the wording on the income statement in future filings to read “State replacement tax expense”.  Attached to this letter as Attachment 1 is our proposed income statement with the above changes reflected in the new presentation.

2.

We note your response to our prior comment four.  It appears that the intended use of the land is to resell it.  Please tell us how you concluded that the rental income received from farming activities is a recurring activity designed to generate a return from the use of the property.

Company Response:

With respect to rental income being considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67, it has been our position that farm rental income is a recurring activity designed to generate a return from the use of the property and does not effectively reduce the cost of developing the property for its intended use, and therefore, farm rental income is not incremental revenue from incidental operations and should not reduce capitalized project costs and is properly included in operating revenues.  The business plan has always been to rent the land to farmers.  On the cover of the Company’s Prospectus dated October 12, 1988 (Attachment 2) in paragraph one, we have stated that a substantial portion of the Company’s land will be leased as farmland or for other revenue-producing activity prior to disposition. In addition on page 13 of the aforementioned Prospectus we state that the General Partner anticipates that a substantial portion of the land purchased by the Company will be leased to farmers and produce revenues from such activity.  There are currently farm leases in place for approximately 73% of our owned land.  The leases are renewable for 1 year terms and are continually renewed up until the land is sold. In addition, rental income is immaterial to the December 31, 2006 financial statements.

We believe that the responses above fully and adequately address the comments contained in your letter dated October 1, 2007.  If you have any questions regarding the above responses, please call me at (630) 218-8000.

Very truly yours,

/s/ Donna Urbain

Principal Financial Officer

cc:

Jennifer Monick, SEC, Division of Corporation Finance

David Kaufman, Duane Morris LLP

Catherine Lynch, Inland Real Estate Investment Corp.

F. Mikael Mleko, Grant Thornton LLP

Anthony Bonaguro, Grant Thornton LLP

ATTACHMENT 1

INLAND LAND APPRECIATION FUND, L.P.
(a limited partnership)

Statements of Operations

For the three and nine months ended September 30, 2007 and 2006
(unaudited)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenues:
Sale of investment property (Notes 1 and 3)	$
Rental income (Note 4)

Total revenues

Expenses:
Cost of investment property sold
Professional services to affiliates
Professional services to non-affiliates
General and administrative expenses to affiliates
General and administrative expenses to non- affiliates
State replacement tax expense
Marketing expenses to affiliates
Marketing expenses to non-affiliates
Land operating expenses to non-affiliates

Total expenses

Operating income

Other expenses
Interest income
Other income

Net income	$

Net income allocated to:
General Partner	$
Limited Partners

Net income	$

Net income allocated to the one General Partner Unit	$

Net income per Unit, basic and diluted, allocated to Limited Partners per weighted average Limited Partnership Units (29,593 for the three and nine months ended September 30, 2007 and 2006)	$

See accompanying notes to financial statements.

ATTACHMENT 2

[Inland Logo included here in original]

INLAND LAND APPRECIATION FUND, L.P.

10,000 Units of Limited Partnership Interest

$1,000 Per Unit

Minimum Purchase-3 Units

(1 Unit for Tax-Exempt Investors)

Inland Land Appreciation Fund, L.P., a Delaware limited partnership, intends to invest in undeveloped land on an all-cash basis and realize appreciation of such land upon resale. The Partnership intends to undertake rezoning activities with respect to some or all of its land parcels in order to enhance their value. A substantial portion of the Partnership's land will be leased as farmland or for other revenue-producing activity prior to disposition. The Partnership will generally acquire undeveloped land in the Chicago metropolitan area. Inland maintains its central acquisition and property management offices in the Chicago metropolitan area and is the area's largest landlord. As of the date of this Prospectus, the Partnership has identified one land parcel to which it may apply its funds.

Inland Real Estate Investment Corporation, the General Partner of the Partnership, is a subsidiary of The Inland Group, Inc. (collectively, with its subsidiaries, "Inland"). Inland manages income-producing properties containing more than 32,000 residential units and over 3.5 million square feet of commercial, office and industrial space.

The principal objectives of the Partnership will be preservation of Limited Partners' capital and appreciation through rezoning activities and increases in land values. There is no assurance that these objectives will be achieved. See "Investment Objectives and Policies" and "Risk Factors—Undeveloped Land." The General Partner anticipates that the Partnership will not generate cash distributions from property operations.

Investment liquidity will be provided to a limited extent through a Unit Repurchase Program. Under this program, Limited Partners may, under certain circumstances, have their Units repurchased for a price equal to the amount of their Invested Capital. See "Unit Repurchase Program."

(Continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price to

Selling

Proceeds to

Public

Commissions(A)

Partnership(B)(C)

Per Unit ...................................	$ 1,000	$ 100	$ 900
Total Minimum .............................	$ 1,250,000	$ 125,000	$ 1,125,000
Total Maximum if 10,000 Units Sold .................................	$10,000,000	$1,000,000	$ 9,001,000
Total Maximum if 30,000 Units Sold(D) .......................	$30,001,000	$3,000,000	$27,001,000

NEITHER THE ATTORNEY GENERAL OF THE STATE OF NEW YORK NOR THE ATTOR-
NEY GENERAL OF THE STATE OF NEW JERSEY NOR THE BUREAU OF SECURITIES
OF THE STATE OF NEW JERSEY HAS PASSED ON OR ENDORSED THE MERITS OF
THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PENNSYLVANIA INVESTORS: BECAUSE THE MINIMUM OFFERING AMOUNT IS LESS THAN $2.5 MILLION, YOU ARE CAUTIONED TO CAREFULLY EVALUATE THE PARTNERSHIP'S ABILITY TO FULLY ACCOMPLISH ITS STATED OBJECTIVE AND INQUIRE AS TO THE CURRENT DOLLAR VOLUME OF PARTNERSHIP SUBSCRIPTIONS.

The date of this Prospectus is October 12, 1988

General Partner may be able to arrange for such services through private providers. However, there can be no assurance that utility access may be arranged at a cost which will be acceptable to the Partnership or potential purchasers of the Partnership's land.

The value of the Partnership's land will also be affected by the availability and proximity of transportation routes to such land. In particular, the value of the Partnership's land may be adversely affected by delays in the construction of roads in areas which are proximate to such land and/or the failure to complete planned road construction projects. Such construction will, in all likelihood, be out of the Partnership's control. In addition, because the Partnership's land will be located in areas which have not yet been developed in whole or in part, it is likely that such land will not have access to efficient public transportation systems. Inaccessibility of Partnership land may adversely affect an investment in the Partnership.

Nature of Farm Leases. The General Partner anticipates that a substantial portion of the land purchased by the Partnership will be leased to farmers and produce revenue from such activity. No more than 25% of the land to be purchased by the Partnership will consist of land which does not generate revenue from farming or other leasing activities. Farm leases may involve payment in cash or crops. The General Partner anticipates that the Partnership's farm leases will provide for payment of a specified annual cash rental for ease of administration and to reduce the Partnership's exposure to the risks associated with farm operations. In the event that the Partnership receives payment in crops, it would raise revenue by marketing such crops. The General Partner anticipates that this would occur by having the Partnership enter into an output contract with a buyer at a fixed price for delivery at a future date. However, the Partnership's farm rental revenue will be subject to the risks generally associated with farming to the extent they affect a farm tenant's ability to pay and/or if the Partnership enters into a farm lease which provides for the sharing of crops or revenue. These risks include fluctuations in commodity prices, bad weather, competition from other producers, changes in government farm policy (including price supports), pests and crop diseases.

Most farm land is leased on a year-to-year basis. Because the Partnership's land will be located in areas which the General Partner believes will be developed in the relatively near future, it may be difficult for the Partnership to secure a farm tenant if the land is not being farmed when it is purchased by the Partnership or to secure a replacement tenant if a farmer elects not to renew the year-to-year lease. This relative proximity to developed areas is likely to increase the per-acre purchase price for the Partnership's land and, therefore, reduce the size of the parcels which the Partnership is able to purchase. If the Partnership purchases parcels of relatively small size, both the suitability of such land for farming and the ability of a farm tenant to cultivate the land efficiently may be adversely affected. These factors may reduce the amount of revenue which is realized by the Partnership from the leasing of its land for farming.

Environmental Risks. Federal and state environmental laws can impose substantial liability on owners of real estate without regard to fault, even when other parties are or were responsible for the environmental impairment. The General Partner will cause the Partnership to conduct certain environmental due diligence before purchasing a given parcel of land. These activities may include the retention of experts to perform soil testing, surface and/or ground water testing and/or other investigations. The Partnership will pay for such activities. There can be no assurance that such activity will uncover any or all potential environmental liabilities. Environmental liabilities (including liability under government programs such as Superfund) could cause the Partnership to incur significant expenses, including (but not limited to) the obligation to remedy or clean up hazardous substances (such as pesticides commonly used on farmland) or other pollutants, regardless of fault. In certain cases, such liabilities could exceed the Partnership's cost of acquiring a property. Such liabilities could also require the Partnership to dispose of a property at a loss, which could be substantial. There can be no assurance that environmental liabilities and/or the costs of conducting environmental due diligence will not adversely affect an investment in the Partnership. In addition, the value of the Partnership's land will be affected by the drainage pattern of such land and the surrounding area, the susceptibility of such land to flooding and the possibility that such land might be classified as "wetlands" by a government agency, thereby inhibiting or precluding development. A portion of a given parcel may not be suitable for development because it is needed for a detention area for stormwater management. Such a detention area could contribute to open space and/or park dedication requirements which might be

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